June 25, 2024

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Commissioners:

We are aware that our report dated April 24, 2024 on our review of interim statements of Vale S.A., which is incorporated by reference in this Form 6-K, is incorporated by reference in the Registration Statements on Form 3 of Vale S.A. (No. 333-271248) and of Vale Overseas Limited (No. 333-271248-01).

Very truly yours,

/s/PricewaterhouseCoopers

Auditores Independentes Ltda.